UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 2, 2003

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation	(Commission File Number)	(IRS Employer Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name and address, if changed since last report)

FIRST MIDWEST BANCORP, INC.
FORM 8-K
January 2, 2003

Item 5. Other Events and Regulation FD Disclosure

On January 2, 2003, 2002 First Midwest Bancorp, Inc. (the "Company") issued a press release announcing that John M. O'Meara assumed the position of President and Chief Executive Officer effective January 1, 2003. This press release, dated January 2, 2003, is attached as Exhibit 99 to this report.

Item 7. Financial Statements and Exhibits

(a) and (b) not applicable

(c) Exhibit Index:

99   Press Release issued by First Midwest Bancorp, Inc. dated January 2, 2003.

The following Items are not applicable for this Form 8-K:

Item 1.   Changes in Control of Registrant

Item 2.   Acquisition or Disposition of Assets

Item 3.   Bankruptcy or Receivership

Item 4.   Changes in Registrant's Certifying Accountant

Item 6.   Resignations of Registrant's Directors

Item 8.   Change in Fiscal Year

Item 9.   Regulation FD Disclosure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Midwest Bancorp, Inc.
(Registrant)

Date: January 2, 2003   /s/ MICHAEL L. SCUDDER
                                         Michael L. Scudder
                                         Executive Vice President

Exhibit 99

News Release

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO] **First Midwest Bancorp, Inc.**

FOR IMMEDIATE RELEASE　　　　　**CONTACT:** **James M. Roolf**
(630) 875-7463
www.firstmidwest.com

TRADED: Nasdaq
SYMBOL: FMBI

JOHN M. O'MEARA BECOMES
CHIEF EXECUTIVE OFFICER

ITASCA, IL, JANUARY 2, 2003 – The Board of Directors of First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today announced that John M. O'Meara assumed the position of President and Chief Executive Officer effective January 1, 2003, succeeding Robert P. O'Meara whose previously announced retirement was effective December 31, 2002.

John O'Meara, 56, has been associated with First Midwest and its predecessor banks for more than 30 years and has served as the Company's Chief Operating Officer since 1993. He will continue to also serve as Chief Executive Officer of First Midwest Bank, a position he has held since 1995.

Active in a number of civic organizations, John O'Meara holds an undergraduate degree from the University of Notre Dame and an M.B.A. from Northwestern University's Kellogg School of Management.

With assets of approximately $6 billion, First Midwest is the largest independent and one of the overall largest banking companies in the highly attractive suburban Chicago banking market. As the premier independent suburban Chicago banking company, First Midwest provides commercial banking, trust, investment management and related financial services to a broad array of customers through some 70 offices located in more than 40 communities primarily in northern Illinois.

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